5/26/04

UF 5-26-04

SE[illegible] 04016806 [illegible]COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 24 2004 PROCESSING SECTION 187

REPORT FOR THE PERIOD BEGINNING 04/01/2003 AND ENDING 03/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Uinta Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 E. Harvard Avenue
(No. and Street)

Higley (City) Arizona (State) 85236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell Thornock 480-325-6071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer P.L.C.
(Name – *if individual, state last, first, middle name*)

3101 N. Central Ave, Suite 800 Phoenix, Arizona 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Russell Thornock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uinta Investments, Inc., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY A. THORNOCK
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
APRIL 10, 2006

Signature

President

Title

Cathy A. Thornock

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UINTA INVESTMENTS, INC.

CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS	1 - 2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Shareholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 8
SUPPLEMENTARY SCHEDULES	
Schedule 1 - Computation of aggregate indebtedness and net capital under Rule 15c3-1	9
Schedule 2 - Reconciliation of the computation of aggregate indebtedness and net capital with that of the registrant as filed in Part IIA of Form X-17A-5	10
Schedule 3 - Information for possession or control requirements under rule 15c3-3 and computation for determination of the reserve requirements of Rule 15c3-3	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	12 - 15

W&D
WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT

Board of Directors
Uinta Investments, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of ***Uinta Investments, Inc.***, an Arizona corporation, as of March 31, 2004, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of ***Uinta Investments, Inc.***, an Arizona corporation, as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods & Dwyer, P.L.C.

May 5, 2004

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF FINANCIAL CONDITION
March 31, 2004

CURRENT ASSETS		
Cash	$	19,066
Prepaid expenses		5,920
		24,986
OTHER ASSETS		
Exchange membership		3,300
		3,300
	$	28,286
ACCRUED LIABILITIES	$	(4,000)
SHAREHOLDER'S EQUITY		
Common stock, $1 par value, 50,000 shares authorized, 10,000 shares issued and outstanding		10,000
Retained earnings		14,286
		24,286
	$	28,286

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2004

Commission income	$ 17,228
Commission expense	2,000
Gross profit	15,228
General and administrative expenses	23,593
Income (loss) from operations	(8,365)
Other (income) expense	
Interest income	1,393
Net income (loss)	$ (6,972)

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended March 31, 2004

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Shareholder's Equity
Balance, March 31, 2003	10,000	$10,000	$ 21,258	$ 31,258
Net income (loss)		-	(6,972)	(6,972)
Shareholder distributions	-	-	-	-
Balance, March 31, 2004	10,000	$10,000	$ 14,286	$ 24,286

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2004

Cash flows from operating activities		
Net income	$	(6,972)
Accruals of expected future operating cash receipts and payments		
Decrease (increase) in:		
Prepaid expenses		(995)
Increase (decrease) in:		
Accrued liabilities		-
Net cash provided by operating activities		(7,967)
Net increase in cash		(7,967)
Cash at beginning of year		27,033
Cash at end of year	$	19,066

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended March 31, 2004

NOTE 1 **ACCOUNTING POLICIES**

Organization and Revenue Recognition

The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934. The Company earns commissions for introducing investors to various investment projects. Commission revenue is recognized on the date the investment is funded by the investor.

Income Taxes

Effective April 1, 1997, the Company's shareholder elected to have the Company treated as an S corporation for income tax purposes, whereby income taxes are the responsibility of the shareholder. Therefore, no provision for income taxes is required for the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

For the year ended March 31, 2004, approximately 80% of the Company's revenues were from one investment project.

NOTE 1 ACCOUNTING POLICIES (Continued)

Exchange Membership

Exchange membership is recorded at cost. Fair market value cannot be reasonably determined.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

NOTE 2 NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, as defined, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2004, the Company had net capital and a net capital requirement of $15,066 and $5,000, respectively. The Company's net capital ratio was .27 to 1.

NOTE 3 RELATED PARTY ACTIVITIES

A company owned by the sole shareholder pays for certain operating expenses of the Company such as office rent, telephone, insurance, photocopy and fax expenses, utilities and postage. The amount of such expenses cannot be reasonably determined.

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)

SCHEDULE 1

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Total shareholder's equity from statement of financial condition	$ 24,286
Deductions	
Prepaid expenses	(5,920)
Exchange membership	(3,300)
Net capital	15,066
Minimum net capital required	5,000
Excess net capital	$ 10,066
Aggregate indebtedness	
Accrued liabilities	$ 4,000
Ratio of aggregate indebtedness to net capital	.27 to 1

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)

SCHEDULE 2

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

MARCH 31, 2004

	Net Capital	Aggregate Indebtedness
As reported by registrant in Part IIA of Form X-17A-5 (unaudited)	$15,066	$(4,000)
As computed on Schedule 1	$15,066	$(4,000)

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)

SCHEDULE 3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

MARCH 31, 2004

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds for or securities for, or owe money or securities to customers. The Company, therefore, meets the requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

UINTA INVESTMENTS, INC.

REPORT ON INTERNAL CONTROL

MARCH 31, 2004

WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Uinta Investments, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Uinta Investments, Inc.*** (the Company) for the year ended March 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practice and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control procedures and their operation that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ***Uinta Investments, Inc.*** for the year ended March 31, 2004 and this report does not affect our report thereon dated May 5, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dwyer, P.L.C

May 5, 2004